UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commision File Number of issuing entity:  333-130755-11

Commercial Mortgage Loan Trust 2008-LS1
(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor: 333-130755

Banc of America Commercial Mortgage Inc.
(Exact name of depositor as specified in its charter)

Bank of America, National Association
(Exact name of sponsors as specified in its charter)

214 North Tryon Street, Charlotte, North Carolina 28255 (704) 386-8509
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A-1, Class A-2, Class A-3, Class A-4A, Class A-4B, Class A-4BF, Class A-1A, Class A-SM, Class A-M and Class A-J
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

   Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☐	Rule 12h-3(b)(1)(i) ☐
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule 15d-6 ☒

   Approximate number of holders of record as of the certification or notice date: 56

     Pursuant to the requirements of the Securities Exchange Act of 1934, Commercial Mortgage Loan Trust 2008-LS1 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Banc of America Commertical Mortgage Inc.
as Depositor

Date: January 28, 2009	By: /s/ Peter Cookson
Name: Peter Cookson
Title: Senior Vice President